UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                    Point.360
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   730698 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Haig S. Bagerdjian
                            2777 North Ontario Street
                                Burbank, CA 91504
                                 (818) 565-1400

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 16, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 730698 10 7
-------------------- -----------------------------------------------------------
        1.           Name of Reporting Person
                         Haig S. Bagerdjian

                     I.R.S. Identification No. of above person (entities only) Not applicable

-------------------- -----------------------------------------------------------
        2.           Check the Appropriate Box if a Member of a Group. (a)  |_|
                                                                       (b)  |X|*
-------------------- -----------------------------------------------------------
        3.           SEC Use Only
-------------------- -----------------------------------------------------------
        4.           Source of Funds
                     PF
-------------------- -----------------------------------------------------------
        5.           Check if Disclosure of Legal Proceedings is Required
                     Pursuant to Item 2(d) or 2(e).                         |_|
-------------------- -----------------------------------------------------------
        6.           Citizenship or Place of Organization
                     United States
---------------------------- ------ --------------------------------------------
  Number of Shares            7.    Sole Voting Power
  Beneficially Owned by             3,070,234 shares
  Each Reporting Person      ------ --------------------------------------------
  With                        8.    Shared Voting Power
                                    0 shares*
                             ------ --------------------------------------------
                              9.    Sole Dispositive Power
                                    3,070,234 shares
                             ------ --------------------------------------------
                              10.   Shared Dispositive Power
                                    0 shares*
---------------------------- ------ --------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,070,234 shares*
-------------------- -----------------------------------------------------------
        12.          Check if the Aggregate Amount in Row (11) Excludes Certain
                     Shares.                                                |X|
-------------------- -----------------------------------------------------------
        13.          Percent of Class Represented by Amount in Row (11)
                     29.5%*
-------------------- -----------------------------------------------------------
        14.          Type of Reporting Person
                     IN

* This entry excludes 1,612,436 Point.360 Shares (as defined below) owned, beneficially or of record, by DG FastChannel, Inc. ("DG FastChannel"). By reason of entering into the Support Agreement (as defined below), Mr. Bagerdjian and DG FastChannel may be deemed to have formed a "group" with each other for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Mr. Bagerdjian disclaims formation of such a group and disclaims beneficial ownership of the Point.360 Shares beneficially owned by DG FastChannel. Neither the filing of this Amendment No. 2 to Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Bagerdjian that he is the beneficial owner of the Point.360 Shares owned by DG FastChannel for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose. See Item 4.

Item 1.   Security and Issuer

       This Amendment No. 2 to Schedule 13D relates to the common stock, no par value (the "Point.360 Shares"), of Point.360, a California corporation ("Point.360"), the principal executive offices of which are located at 2777 North Ontario Street, Burbank, California 91504.

Item 2.  Identity and Background

         (a) This Amendment No. 2 to Schedule 13D is filed by Haig S. Bagerdjian ("Mr. Bagerdjian").

         (b) The principal business address of Mr. Bagerdjian is 2777 North Ontario Street, Burbank, California 91504.

         (c) Mr. Bagerdjian's principal occupation is Chairman, President, and Chief Executive Officer of Point.360. Point.360 is principally engaged in servicing the post-production and broadcast distribution needs of entertainment studios, advertising agencies, corporations, and independent producers. Point.360's address is 2777 North Ontario Street, Burbank, California 91504.

         (d) and (e) During the last five years, Mr. Bagerdjian (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Bagerdjian is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         The disclosures contained in Item 5 below are incorporated by reference into this Item 3.

Item 4.  Purpose of the Transaction

         On April 16, 2007, Point.360, New 360, a newly formed California corporation and wholly owned subsidiary of Point.360 ("New 360"), and DG FastChannel, Inc., a Delaware corporation ("DG FastChannel"), entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement").

         Under the terms of the Merger Agreement, DG FastChannel has agreed to make an exchange offer (the "Exchange Offer") for all outstanding Point.360 Shares, including the associated preferred stock purchase rights, in which Exchange Offer each Point.360 Share tendered and accepted by DG FastChannel will be exchanged for a number of shares of common stock, par value $0.001 per share, of DG FastChannel (the "DG Common Stock") equal to the quotient obtained by dividing (x) 2,000,000 by (y) the number of Point.360 Shares (excluding Point.360 Shares owned by DG FastChannel or Point.360) issued and outstanding immediately prior to the completion of the Exchange Offer (such amount of shares of DG Common Stock paid per Point.360 Share pursuant to the Exchange Offer is referred to herein as the "Exchange Offer Consideration"). Assuming that 8,882,882 Point.360 Shares will be issued and outstanding immediately prior to the completion of the Exchange Offer (excluding Point.360 Shares owned by DG FastChannel or Point.360), approximately 0.2252 shares of DG Common Stock will be issued in exchange for each Point.360 Share. The completion of the Exchange Offer is subject to customary conditions, including a minimum condition that not less than a majority of the outstanding Point.360 Shares on a fully diluted basis are validly tendered and not withdrawn prior to the expiration of the Exchange Offer.

         In addition, on April 16, 2007, Point.360, DG FastChannel, and New 360 entered into a Contribution Agreement (the "Contribution Agreement"). Pursuant to the Contribution Agreement, prior to the completion of the Exchange Offer, Point.360 will contribute (the "Contribution") to New 360 all of the assets owned, licensed, or leased by Point.360 that are not used exclusively in connection with the business of Point.360 representing advertising agencies, advertisers, brands, and other media companies which require services for short-form media content (the "ADS Business"), and New 360 will assume certain liabilities of Point.360. Immediately following the Contribution but prior to the completion of the Exchange Offer, Point.360 will distribute (the "Spin-Off") to its shareholders (other than DG FastChannel) on a pro rata basis all of the capital stock then outstanding of New 360.

         It is currently contemplated that the shares of capital stock of New 360 will be registered on a Form 10 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will be approved for listing on the Nasdaq Global Market. As a result of the Contribution and the Spin-Off, at the completion of the Exchange Offer, the assets and liabilities of Point.360 will consist only of those assets and liabilities exclusively related to the ADS Business.

         As soon as practicable following the completion of the Exchange Offer, DG FastChannel has agreed to effect the merger of Point.360 with and into DG FastChannel (the "Merger"), with DG FastChannel continuing as the surviving corporation. Upon the completion of the Merger, each Point.360 Share not purchased in the Exchange Offer will be converted into the right to receive the Exchange Offer Consideration, without interest. The Merger Agreement contains customary representations and warranties, covenants, and conditions. Completion of the Contribution, the Spin-Off, and the Exchange Offer is a condition of DG FastChannel's obligation to effect the Merger.

         As a condition of and an inducement to DG FastChannel entering into the Merger Agreement, Mr. Bagerdjian and DG FastChannel entered into a Support Agreement, dated as of April 16, 2007 (the "Support Agreement"), pursuant to which Mr. Bagerdjian has agreed to tender the Point.360 Shares of which he is the record or beneficial owner (the "Support Shares") into the Exchange Offer and not withdraw the Support Shares from the Exchange Offer at any time.

         The Support Agreement also provides that Mr. Bagerdjian shall not, among other things, transfer the Support Shares, enter into any agreement with respect to a transfer of the Support Shares, grant any proxy, power-of-attorney, or other authorization or consent with respect to the Support Shares, deposit the Support Shares into a voting trust, or enter into a voting agreement or arrangement with respect to the Support Shares. In addition, pursuant to the Support Agreement, Mr. Bagerdjian has agreed to vote the Support Shares in favor of the Merger or any other transaction pursuant to which DG FastChannel proposes to acquire Point.360 and against any action or agreement that would impede, interfere with, or prevent the Merger.

         To the knowledge of Mr. Bagerdjian, DG FastChannel beneficially owned 1,612,436 Point.360 Shares as of April 16, 2007, or approximately 15.8% of the Point.360 Shares issued and outstanding. By reason of entering into the Support Agreement, DG FastChannel and Mr. Bagerdjian may be deemed to have formed a "group" with each other for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder. Mr. Bagerdjian disclaims formation of such a group and disclaims beneficial ownership of the Point.360 Shares beneficially owned by DG FastChannel. Neither the filing of this Amendment No. 2 to Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Bagerdjian that he is the beneficial owner of the Point.360 Shares beneficially owned by DG FastChannel for purposes of Section 13(d) of the Exchange Act or for any other purpose.

         Mr. Bagerdjian and Julia Stefanko ("Ms. Stefanko") have entered into a Proxy and Right of First Refusal Agreement dated as of January 18, 2007 (the "Stefanko Agreement"). A copy of the Stefanko Agreement was filed on January 19, 2007 as Exhibit 99.1 to Mr. Bagerdjian's Amendment No. 1 to Schedule 13D.

         Pursuant to the terms of the Stefanko Agreement, Ms. Stefanko granted to Mr. Bagerdjian an irrevocable proxy with respect to all Point.360 that she beneficially owns with respect to a vote, consent, waiver, or other action by Point.360's shareholders prior to July 31, 2008 on a proposal regarding a "Change of Control" (as such term is defined in the Stefanko Agreement). Pursuant to the Stefanko Agreement, Mr. Bagerdjian and Ms. Stefanko each gave to the other party a right of first refusal to purchase any Point.360 Shares that he or she proposes to sell prior to July 31, 2008, other than on the open market. To the knowledge of Mr. Bagerdjian, Ms. Stefanko currently beneficially owns 1,252,568 Point.360 Shares, which represent approximately 12.3% of the issued and outstanding Point.360 Shares.

         As a condition of and an inducement to DG FastChannel entering into the Merger Agreement, Mr. Bagerdjian and Ms. Stefanko entered into a Termination of Proxy and Right of First Refusal Agreement, dated as of April 16, 2007 (the "Termination Agreement"), pursuant to which the Stefanko Agreement was terminated effective April 16, 2007. However, the Termination Agreement provides that, if the Merger Agreement is terminated for any reason, each provision of the Stefanko Agreement automatically will be reinstated in full.

         Copies of the Merger Agreement, the Contribution Agreement, the Support Agreement, and the Termination Agreement are filed as Exhibits 99.1, 99.2, 99.3, and 99.4, respectively, to this Amendment No. 2 to Schedule 13D and are incorporated herein by reference. The preceding description of the Merger Agreement, the Contribution Agreement, the Support Agreement, and the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibits.

         Point.360 issued a press release on April 16, 2007 announcing the transactions contemplated by the Merger Agreement and the Contribution Agreement. The press release is filed as Exhibit 99.5 to this Amendment No. 2 to
Schedule 13D.

         Mr. Bagerdjian reserves the right to purchase additional Point.360 Shares upon the exercise of stock options granted to him by Point.360. Except as described in this Item 4, Mr. Bagerdjian does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions.

Item 5.  Interest in Securities of the Issuer

         The disclosures contained in Item 4 above are incorporated by reference into this Item 5.

         Mr. Bagerdjian is the beneficial owner of 3,070,234 Point.360 Shares, constituting 29.5% of such class. Mr. Bagerdjian has the right to acquire 235,000 of such 3,070,234 Point.360 Shares pursuant to options that are currently exercisable. Mr. Bagerdjian has sole power to vote, direct the vote of, dispose of, and direct the disposition of, the Point.360 Shares that are described in the two preceding sentences.

         On April 11, 2007, Mr. Bagerdjian used personal funds in acquiring 200,000 Point.360 Shares from Point.360, at a purchase price of $2.07 per share and for a total purchase price of $413,000, pursuant to the exercise of stock options. During the sixty days prior to the date of this Amendment No. 2 to
Schedule 13D, an option held by Mr. Bagerdjian to acquire 100,000 Point.360 Shares from Point.360 became fully vested and exercisable; such 100,000 shares that Mr. Bagerdjian now has the right to acquire are reflected in this Amendment No. 2 to Schedule 13D as being beneficially owned by Mr. Bagerdjian.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

         The disclosures contained in Item 4 above are incorporated by reference into this Item 6.

Item 7.  Material to be Filed as Exhibits

Exhibit No.       Description

99.1 Agreement and Plan of Merger and Reorganization, dated as of April 16, 2007, among Point.360, DG FastChannel, Inc., and New 360 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Point.360 on April 17, 2007).

99.2 Contribution Agreement, dated as of April 16, 2007, among Point.360, DG FastChannel, Inc., and New 360 (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Point.360 on April 17, 2007).

99.3 Support Agreement, dated as of April 16, 2007, between DG FastChannel, Inc. and Haig S. Bagerdjian.

99.4 Termination of Proxy and Right of First Refusal Agreement, dated as of April 16, 2007, between Haig S. Bagerdjian and Julia Stefanko.

99.5 Press release of Point.360, dated April 16, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Point.360 on April 17, 2007).

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

April 17, 2007                      /s/ Haig S. Bagerdjian
                                    ----------------------
                                    HAIG S. BAGERDJIAN

                                  EXHIBIT INDEX

Exhibit No.       Description

99.1 Agreement and Plan of Merger and Reorganization, dated as of April 16, 2007, among Point.360, DG FastChannel, Inc., and New 360 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Point.360 on April 17, 2007).

99.2 Contribution Agreement, dated as of April 16, 2007, among Point.360, DG FastChannel, Inc., and New 360 (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Point.360 on April 17, 2007).

99.3 Support Agreement, dated as of April 16, 2007, between DG FastChannel, Inc. and Haig S. Bagerdjian.

99.4 Termination of Proxy and Right of First Refusal Agreement, dated as of April 16, 2007, between Haig S. Bagerdjian and Julia Stefanko.

99.5 Press release of Point.360, dated April 16, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Point.360 on April 17, 2007).